FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of September, 2014

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

FORM 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1.

Name and Address of Company

Alberta Star Development Corp.

2300-1066 West Hastings Street

Vancouver, B.C. V6E 3X2

Item 2.

Date of Material Change

September 17, 2014

Item 3.

News Release

Issued and distributed through the facilities of Marketwire on September 17, 2014

Item 4.

Summary of Material Change

See attached copy of the September 17, 2014 News Release

Item 5.

Full Description of Material Change

See attached copy of the September 17, 2014 News Release

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

Stuart Rogers

Telephone: (604) 689-1749

Item 9.

Date of Report

September 17, 2014

ALBERTA STAR DEVELOPMENT CORP.

Suite 2300 - 1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

NEWS RELEASE

September 17, 2014                                                                       TSX-V Trading Symbol: ASX

OTC BB Trading Symbol:  ASXSF

FRANKFURT Trading Symbol: QLD

ALBERTA STAR Elects not to Proceed with Proposed Change of Business

____________________________________________________________________________

Alberta Star Development Corp. (TSXV: ASX; OTC BB: ASXSF) announces that, due to unforeseen regulatory complications in the United States, where Alberta Star is a reporting foreign private issuer under United States federal law, it has elected not to proceed with its previously announced change of business to an investment issuer.  The Company will remain a mineral exploration issuer listed on the TSX Venture Exchange and will continue to pursue and evaluate opportunities to enhance shareholder value.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Stuart Rogers
President & Chief Executive Officer
Alberta Star Development Corp.
Tel: (604) 689-1749

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Caution Regarding Forward-Looking Statements - This news release contains certain forward-looking statements, including statements regarding the company continuing as a mineral exploration company, continuing to be listed on the TSX Venture Exchange and continuing to seek ways to enhance shareholder value. These statements are subject to a number of risks and uncertainties, including fluctuating prices for precious and base metals, risks related to resource estimates, risks related to mineral exploration and the inherently dangerous activity of mining, and those risks set forth in our filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities. Actual results may differ materially from results contemplated by the forward-looking statements. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and should not place undue reliance on such forward-looking statements. The Company does not undertake to update any forward looking statements, oral or written, made by itself or on its behalf, except as required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  September 17, 2014

By:      /s/ Stuart Rogers

Stuart Rogers

Director